PEOPLES BANCORP INC.

138 Putnam Street

Marietta, Ohio 45750

(740) 376-7574

June 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	Peoples Bancorp Inc. Registration Statement on Form S-4, as amended on June 12, 2026 File No. 333-296361

Dear Mr. Arzonetti:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Peoples Bancorp Inc. (the “Registrant”) hereby respectfully requests that the effectiveness under the Securities Act of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective on, Tuesday, June 16, 2026, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

The Registrant requests that notification of such declaration of effectiveness be made to Anthony D. Weis of Vorys, Sater, Seymour and Pease LLP, our outside counsel, by telephone at (614) 464-5465 or via e-mail at adweis@vorys.com.

Sincerely,
Peoples Bancorp Inc.
By: /s/ M. Ryan Kirkham
M. Ryan Kirkham
Executive Vice President, General Counsel